ParkerVision Reports First Quarter 2018 Results

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., May 15, 2018 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of technologies and products for wireless applications, today announced results for the three months ended March 31, 2018.

First Quarter 2018 Summary and Recent Developments

•	Products
▪	Milo® products to be featured on ‘Designing Spaces’ segment airing on Lifetime television beginning May 31, 2018.
▪	Television launch of Milo products by national retail firm expected in second quarter of 2018.
▪	Milo Single-Pack, which can be installed as a stand-alone system for smaller homes and apartments or as an add-on to an existing Milo system, is expected to begin shipping in second quarter of 2018.
▪	National media campaign under development with expected launch in third quarter of 2018.

•	Licensing/Patent Enforcement
▪	Supplemental briefs filed in Germany in infringement action against Apple for products using Intel chips with a final decision in this case expected in late second or early third quarter of 2018.
▪

Case management conference in the U.S. district court case against Apple and Qualcomm to be held May 17, 2018 to facilitate scheduling of the claim construction (Markman) hearing and related technology tutorial.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “As promised last quarter, we continue to improve Milo by broadening our offering and improving our app. We are extremely excited about the upcoming television exposure scheduled for our Milo products as well as the expansion and refinement of our product offerings.  In addition, we have engaged a national direct sales and marketing partner with a proven track record in building brand awareness and driving sales for a variety of consumer products.  We anticipate our national media campaign, including television, radio and print ads, will launch in the third quarter of this year.  We believe these initiatives will translate into significant revenue growth for our Milo products in the near-term.”

Mr. Parker continued, “We are confident that the additional brief recently filed in Germany in our infringement case against Apple clarifies our infringement arguments for the court and supports the injunction we seek in this matter.  We look forward to a final decision in the near future.”

First Quarter Financial Results

•	GAAP net loss for the first quarter of 2018 was $4.3 million, or $0.19 per common share, compared to a $4.8 million GAAP net loss, or $0.32 per common share, for the first quarter of 2017.
•

Non-GAAP net loss for the first quarter of 2018, which excluded the effects of share-based compensation expense and changes in fair value of the contingent repayment obligation, was $3.5 million, or $0.15 per common share, compared to a non-GAAP net loss of $4.3 million, or $0.29 per common share, for the first quarter of 2017.

•	We received approximately $2.3 million from the sale of equity securities during the first quarter of 2018 including approximately $0.2 million from stock purchases by three of our directors.
•	In April 2018, we received $1.5 million in additional funding from Brickell Key Investments to continue to advance our patent enforcement actions in U.S. district court and Germany.

Conference Call

The Company will host a conference call and webcast on May 15, 2018 at 4:30 p.m. Eastern to review its first quarter 2018 financial results. The conference call will be accessible by telephone at 1-877-561-2750, conference ID# 6083949, at least five minutes before the scheduled start time.  International callers should dial 1-763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies, which enable advanced wireless solutions for current and next generation communications networks.    ParkerVision also develops and markets a family of products under the Milo® brand that leverages existing WiFi infrastructure to create more optimal WiFi configuration and superior coverage for small businesses and consumers.  For more information please visit www.parkervision.com and www.milowifi.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2017 and the Form 10-Q for the quarter ended March 31, 2018. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:
Cindy Poehlman		Jean Young
Chief Financial Officer	or	The Piacente Group
ParkerVision, Inc.		212-481-2050, parkervision@tpg-ir.com
904-732-6100, cpoehlman@parkervision.com

 (TABLES FOLLOW)

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ParkerVision, Inc.

Balance Sheet Highlights

(in thousands)	(unaudited) March 31, 2018	December 31, 2017
Cash, cash equivalents and restricted cash equivalents	$270	$1,354
Available-for-sale securities	6	26
Accounts receivable, prepaid and other current assets	822	1,038
Inventories	1,224	1,025
Property and equipment, net	344	376
Intangible assets & other	4,810	5,091
Total assets	7,476	8,910

Current liabilities	3,558	3,659
Long-term liabilities	16,837	16,495
Shareholders’ (deficit) equity	(12,919)	(11,244)
Total liabilities and shareholders’ (deficit) equity	$7,476	$8,910

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	(Unaudited)
	Three Months Ended
(in thousands, except per share amounts)	March 31
	2018	2017
Product revenue	$77	$-
Cost of sales	(53)	-
Gross margin	24	-

Research and development expenses	874	1,602
Selling, general and administrative expenses	2,977	3,360
Total operating expenses	3,851	4,962

Interest and other income (expense)	(14)	(15)
Change in fair value of contingent payment obligation	(449)	167
Total interest and other	(463)	152

Net loss	$(4,290)	$(4,810)

Basic and diluted net loss per common share	$(0.19)	$(0.32)

Weighted average shares outstanding	22,292	14,987

ParkerVision, Inc.

Condensed Consolidated Statements of Cash Flows (unaudited)

	(Unaudited)
	Three Months Ended
(in thousands)	March 31
	2018	2017
Net cash used in operating activities	$(3,351)	$(4,095)
Net cash provided by (used in) investing activities	15	(4,847)
Net cash provided by (used in) financing activities	2,252	9,702

Net (decrease) increase in cash, cash equivalents & restricted cash equivalents	(1,084)	760

Cash, cash equivalents & restricted cash equivalents - beginning of period	1,354	1,169

Cash, cash equivalents & restricted cash equivalents - end of period	$270	$1,929

Non-GAAP Financial Measures that Supplement GAAP Measures

We use both generally accepted accounting principles (“GAAP”) and non-GAAP financial measures for assessing our operating performance.  The non-GAAP measures we use include Adjusted Net Loss and Adjusted Net Loss per Share.  These non-GAAP measures exclude the effect on net loss and net loss per share of (i) changes in fair value of our contingent payment obligation and (ii) share-based compensation expense.  We consider these non-GAAP measures to provide relevant supplemental information to assist investors in better understanding our operating results.  These non-GAAP measures should not be considered a substitute for, or superior to measures of financial performance prepared in accordance with GAAP.  A reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures for the three ended March 31, 2018 and 2017, respectively, follow:

Reconciliation of Net Loss to Adjusted Net Loss:
	Three Months Ended
(in thousands)	March 31
	2018	2017
Net loss	$(4,290)	$(4,810)
Excluded items:
Share-based compensation	363	663
Change in fair value of contingent payment obligation	449	(167)
Adjusted net loss	$(3,478)	$(4,314)

Reconciliation of Net Loss per Common Share to Adjusted Net Loss per Common Share:
	Three Months Ended
	March 31
	2018	2017
Basic and diluted net loss per common share	$(0.19)	$(0.32)
Excluded items on a per share basis	0.04	0.03
Adjusted net loss per common share	$(0.15)	$(0.29)

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